Exhibit 99.1

Genenta Science S.p.A.

Registered office: Milano, via Olgettina n. 58

Share capital subscribed and paid equal to Euro 371.685,80

tax code and entry number on Milan Monza - Brianza Lodi Companies Register: 08738490963

NOTICE OF CALL OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Genenta Science S.p.A. (the Company, and its shareholders, Shareholders) are invited to attend the next ordinary and extraordinary shareholders’ meeting (the Shareholders’ Meeting), which will take place, in accordance with Article 9.5 of the Company’s amended and restated bylaws (the Bylaws) and exclusively by teleconference, on June 9, 2023, at 5:00 p.m. CEST (11 a.m. EDT) on first call, and, if necessary, on June 13, 2023, at 5:00 p.m. CEST (11:00 a.m. EDT) on second call, to resolve on the following:

AGENDA

Ordinary session

1.	Approval of the Company’s statutory financial statements for the year ended December 31, 2022; inherent and consequent resolutions.

2.	Reduction of the Company’s Board of Directors size; inherent and consequent resolutions.

Extraordinary session

1.	Extension of the term for the capital increase to the service of the Company’s 2021 – 2025 Stock Option Plan until December 31, 2035 in order to allow the issuance of ordinary shares during such extended term upon the exercise of stock options having a 10-year exercise period; inherent and consequent resolutions.

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I. Right to attend the Shareholders’ Meeting and exercise of voting rights

The Shareholders’ Meeting may be attended by those Shareholders who are entitled to exercise their voting right as attested by a report of eligible Shareholders delivered to the Company by its transfer agent, based on the Company’s books and records as of the close of business on the seventh business day prior to the date established for the Shareholders’ Meeting on first call, or May 31, 2023 (the Record Date), as provided by Article 9.2 of the Bylaws.

Holders of American Depositary Shares (ADSs), each representing one ordinary share of the Company, that are registered in the relevant register held by The Bank of New York Mellon (the Depositary) on the record date of May 9, 2023 will be entitled to instruct the Depositary on the exercise of voting rights with respect to the ordinary shares underlying the ADSs they hold, pursuant to the terms and conditions set forth in the Deposit Agreement entered into on December 17, 2021 between the Company and the Depositary.

II. Methods of attendance at the Shareholders’ Meeting

Shareholders have the right to attend and vote at the Shareholders’ Meeting either personally, via teleconference, or by a representative appointed, according to the provisions of Article 2372 of the Italian Civil Code and Article 9.10 of the Bylaws, to whom shall be conferred a written proxy.

Without prejudice to the rights of Shareholders set forth by the law, in order to facilitate the participation to the Shareholders’ Meeting, Shareholders are requested to inform the Company in advance of their intention to attend personally (or, if legal entities, by legal representative or other attorney) or to appoint a representative pursuant to Article 2372 of the Italian Civil Code and Article 9.10 of the Bylaws.

To this end, Shareholders on the Record Date, or the representative appointed by the Shareholders for meeting attendance and voting purposes, shall communicate to the Company, by June 6, 2023, at the e-mail address genentascience@legalmail.it, their intention to attend the Shareholders’ Meeting and submit a copy of the following documentation: an identification document of the Shareholder and of the representative (if appointed), a copy of the proxy received from the latter (if appointed), and the e-mail address at which to receive the teleconference access link to the Shareholders’ Meeting.

The Company will provide the Shareholders who have indicated their intention to attend the Shareholders’ Meeting and the Depositary who will be attending the Shareholders’ Meeting on behalf of the ADS holders with the teleconference access link to the Shareholders’ Meeting no later than June 8, 2023, by e-mail sent to the e-mail address provided by each Shareholder and the Depositary.

III. Documentation related to the Shareholders’ Meeting

The following documents will be made available in accordance with the applicable law provisions, at the Company’s registered office in Milan, via Olgettina no. 58, as well as on the Company’s website (www.genenta.com):

●	this notice of call of the ordinary and extraordinary shareholders’ meeting;

●	the Company’s statutory financial statements for the year ended December 31, 2022;

●	the reports of the Company’s Board of Statutory Auditors and of the external auditors to the statutory financial statements for the year ended December 31, 2022; and

●	the directors’ report on the proposal to extend the term for the capital increase to the service of the Plan.

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Milan, May 9, 2023

The Vice-Chairman of the Board of Directors

Pierluigi Paracchi